CHINA FOR-GEN CORP.
Tengao District, Haicheng City
Liaoning Province, P.R.China 114000

December 13, 2011

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, DC 20549

Attn:	Ms. Chanda DeLong

Re:	China For-Gen (the “Registrant”) Registration Statement on Form S-1, as amended (“Registration Statement”) SEC File No. 333-166868

Dear Ms. DeLong,

         Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the Registrant, hereby respectfully makes application to the Securities and Exchange Commission (the “Commission”) to withdraw the Registration Statement, together with all exhibits and amendments thereto, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Registrant confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Registration Statement was first filed with the Commission on May 14, 2010.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact Adam Mimeles, Esq. at (212) 370-1300.

Very truly yours,

/s/ Baoquan Wang
Baoquan Wang
President and Chairman